Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

COASTAL CONTACTS INC.

April 30, 2013

(Expressed in Canadian Dollars)

(Unaudited)

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Thousands of Canadian Dollars)

(unaudited)

	April 30	October 31
	2013	2012

ASSETS
Current assets
Cash and cash equivalents (note 4)	$30,164	$19,153
Trade and other receivables	7,289	6,681
Inventories	24,962	25,435
Prepaid expenses	2,652	2,250
Total current assets	65,067	53,519
Non-current assets
Property, equipment and leasehold improvements	10,131	9,887
Intangible assets	12,229	11,376
Goodwill	8,548	8,322
Total non-current assets	30,908	29,585
TOTAL ASSETS	$95,975	$83,104

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$44,130	$40,144
Provisions	1,869	1,284
Income taxes payable	460	839
Finance lease obligations, current	758	101
Term loan	2,919	3,300
Credit facilities, current	—	1,715
Other current liabilities	296	3,210
Total current liabilities	50,432	50,593
Non-current liabilities
Other long-term liabilities	223	270
Finance lease obligations	878	457
Credit facilities	2,374	—
Deferred tax liabilities	3,071	2,905
Total non-current liabilities	6,546	3,632
Total liabilities	56,978	54,225

Shareholders’ equity
Share capital (note 5)	62,158	42,501
Share-based payments reserve	3,691	3,395
Accumulated other comprehensive income (loss)	387	(137)
Deficit	(27,239)	(16,880)
Total shareholders’ equity	38,997	28,879
TOTAL LIABILITIES AND EQUITY	$95,975	$83,104

See accompanying notes to the condensed consolidated financial statements

On behalf of the Board:

/s/ Roger Hardy	/s/ Jeffrey Mason
Roger V. Hardy, Director	Jeffrey R. Mason, Director

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Expressed in Thousands of Canadian Dollars, except share and per share amounts)

(unaudited)

	Three months ended April 30		Six months ended April 30
	2013	2012	2013	2012

Sales	$53,745	$48,212	$108,643	$95,061
Cost of sales	32,006	27,399	64,169	55,232
Gross profit	21,739	20,813	44,474	39,829

Fulfillment	5,585	4,721	10,896	8,874
Selling and marketing	16,780	11,189	31,451	21,303
General and administration	6,131	5,000	11,580	9,692
Results from operating activities	(6,757)	(97)	(9,453)	(40)

Financing costs (income)	563	(122)	987	69

Earnings (loss) before income taxes	(7,320)	25	(10,440)	(109)

Income tax expense (recovery) - current	(376)	241	(159)	570
Income tax expense (recovery) - deferred	40	26	78	(241)
Net income tax expense (recovery)	(336)	267	(81)	329

Net loss for the period	(6,984)	(242)	(10,359)	(438)

Other comprehensive income (loss)
Foreign currency translation differences	(250)	(66)	524	(812)
Comprehensive loss for the period	$(7,234)	$(308)	$(9,835)	$(1,250)

Basic and diluted loss per share (note 7)	$(0.23)	$(0.01)	$(0.35)	$(0.02)

Weighted average number of common shares outstanding - basic and diluted (note 7)	29,855,342	28,209,832	29,229,094	28,171,248

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in Thousands of Canadian Dollars, except Number of Common Shares)

(unaudited)

	Number of common shares	Share capital	Share-based payments reserve	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance at October 31, 2011	28,110,579	$40,667	$2,934	$372	$(10,864)	$33,109
Net loss	—	—	—	—	(438)	(438)
Other comprehensive loss on foreign currency translation	—	—	—	(812)	—	(812)
Share based payments expense	—	—	576	—	—	576
Issue of shares on exercise of share options	121,750	249	—	—	—	249
Reclassification of grant date fair value on exercise of share options	—	107	(107)	—	—	—
Balance at April 30, 2012	28,232,329	$41,023	$3,403	$(440)	$(11,302)	$32,684

Balance at October 31, 2012	28,615,753	$42,501	$3,395	$(137)	$(16,880)	$28,879
Net loss	—	—	—	—	(10,359)	(10,359)
Other comprehensive loss on foreign currency translation	—	—	—	524	—	524
Share based payments expense	—	—	445	—	—	445
Issue of shares	3,447,100	19,224	—	—	—	19,224
Issue of shares on exercise of share options	135,000	284	—	—	—	284
Reclassification of grant date fair value on exercise of share options	—	149	(149)	—	—	—
Balance at April 30, 2013	32,197,853	$62,158	$3,691	$387	$(27,239)	$38,997

See accompanying notes to the condensed consolidated financial statements

COASTAL CONTACTS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in Thousands of Canadian Dollars)

(unaudited)

For the six months ended April 30	2013	2012

Operating activities
Net loss for the period	$(10,359)	$(438)
Adjustments for:
Depreciation and amortization	1,814	1,438
Share-based payments expense	445	576
Deferred income tax expense (recovery)	78	(241)
Amortization of lease inducement	(48)	(48)
Amortization of deferred financing costs	(6)	—
Unrealized foreign exchange gain	—	(51)
Interest expense, net	241	234
Changes in non-cash operating working capital	957	(3,283)
Income tax paid	(142)	(46)
Net cash used in operating activities	(7,020)	(1,859)

Financing activities
Proceeds from issuance of common shares	19,224	—
Proceeds from share options exercised	284	249
Decrease in finance lease obligation	(75)	(2,221)
Increase in credit facilities	562	2,299
Decrease in term loan	(381)	—
Interest received	14	45
Interest paid	(255)	(280)
Net cash provided from financing activities	19,373	92

Investing activities
Repayment from related parties	—	16
Acquisition of property, equipment and leasehold improvements, net	(261)	(987)
Acquisition of intangible assets, net	(1,239)	(706)
Net cash used in investing activities	(1,500)	(1,677)

Effect of exchange rate changes on cash and cash equivalents	158	(33)

Increase (decrease) in cash and cash equivalents	11,011	(3,477)
Cash and cash equivalents, beginning of period	19,153	16,864
Cash and cash equivalents, end of period	$30,164	$13,387

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended April 30, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

1. NATURE OF BUSINESS AND CONTINUING OPERATIONS

Coastal Contacts Inc. (“Coastal”) is a global electronic retailer of contact lenses, eyeglasses and related vision care products sold primarily through its internet sites. Coastal has customers in North America, Europe and the Asia Pacific region.

The head office of Coastal is located at 2985 Virtual Way, Suite 320, Vancouver, B.C., Canada, V5M 4X7.  The registered and records office is located at 1055 West Hastings Street, Suite 2200, Vancouver, B.C., Canada, V6E 2E9.

2. SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed consolidated interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  This financial report should be read in conjunction with the audited consolidated financial statements of the Company for the year ended October 31, 2012.

The accounting policies applied in preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended October 31, 2012.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors on June 7, 2013.

3. FUTURE ACCOUNTING STANDARDS

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal intends to adopt these standards in its financial statements for the fiscal year beginning on November 1, 2013 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended April 30, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

3. FUTURE ACCOUNTING STANDARDS (Continued)

a)             Presentation of Financial Statements

Amendments to IAS 1, Presentation of Financial Statements retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met.  Income tax on items of other comprehensive income is required to be allocated on the same basis.

b)             Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting. The impact of applying consolidation accounting or the equity method of accounting under this new standard is not expected to result in any change to Coastal’s consolidated financial statements.

c)              Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

New accounting pronouncements

A number of new standards, and amendments to standards and interpretations, are not yet effective for the fiscal year ended October 31, 2013, and have not been applied in preparing these condensed consolidated interim financial statements.  Those that are expected to have a significant effect on the consolidated financial statements of Coastal are discussed below.

Accounting standards effective January 1, 2015

a)             Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended April 30, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

3. FUTURE ACCOUNTING STANDARDS (Continued)

This standard has an effective date of January 1, 2015 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the fiscal year beginning on November 1, 2015 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

4. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	April 30	October 31
	2013	2012
Cash	$30,012	$17,671
Restricted cash	152	1,482
Cash and cash equivalents	$30,164	$19,153

Restricted cash represents cash pledged as security for certain debt facilities.

5. SHARE CAPITAL

a)  Issued and outstanding common shares

During the quarter ended April 30, 2013, Coastal issued 3,447,100 common shares at a price of USD $6.00 per share for gross proceeds of USD $20.7 million ($21.0 million).  Coastal incurred $1.8 million in costs related to the share issuance for net proceeds of $19.2 million.

b) Share purchase options

Coastal’s shareholders adopted an equity-settled share option plan (the “Option Plan”), for its directors, officers, employees and service providers. The Option Plan provides that options to purchase common shares may be granted to eligible persons on terms determined within the limitations set out in the Option Plan.  The maximum number of common shares to be reserved for issuance at any one time under the Option Plan and any other employee incentive plan changed from 10% to 12.5% of the then issued and outstanding common shares. The exercise price for a share purchase option granted under the Option Plan may not be less than that permitted by applicable regulatory authorities. Options granted may be subject to vesting requirements.  Non-assignable options will be granted for a period which may not exceed five years from the date of the grant and will expire within 90 days upon the participant ceasing to be a director, officer, employee, or service provider. The Option Plan is administered by Coastal’s Compensation and Corporate Governance Committee.  The options have terms ranging from one to five years and generally vest over periods of up to 36 months.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended April 30, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

5. SHARE CAPITAL (Continued)

Share purchase option activity for the six months ended April 30, 2013:

	Number of options	Exercise price $
Outstanding at October 31, 2012	2,307,833	1.60 - 5.78
Granted	742,000	5.28 - 5.85
Exercised	(135,000)	2.10
Cancelled/Forfeited	(116,750)	2.00 - 5.60
Outstanding at April 30, 2013	2,798,083	1.60 - 5.85

The following table summarizes information about Company share purchase options outstanding as at April 30, 2013:

	Share purchase options outstanding			Share purchase options exercisable
Range of exercise price $	Number of common shares issuable	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of common shares issuable	Weighted average exercise price $
1.60 - 1.99	400,000	0.73	1.64	400,000	1.64
2.00 - 2.29	25,000	0.80	2.16	25,000	2.16
2.30 - 3.25	985,000	2.31	2.99	790,926	2.97
3.26 - 5.78	1,388,083	4.21	5.45	280,431	5.42
	2,798,083	3.01	4.01	1,496,357	3.06

The weighted average fair value of options granted during the six month period ended April 30, 2013 was $1.94 (April 30, 2012 — $1.92) per option based on the Black-Scholes option pricing model using the following assumptions:

	2013	2012
Dividend yield	0%	0%
Expected volatility	43.5%	44.9%
Risk free interest rate	1.27%	1.10%
Expected lives	3.8 years	3.8 years

The volatility measured at the standard deviation of continuously compounded share returns is based on statistical analysis of weekly share prices over the last three and a half years.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended April 30, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

6. EXPENSES BY NATURE

	For the three months ended April 30		For the six months ended April 30
	2013	2012	2013	2012
Changes in inventories of finished goods and raw materials	$25,400	$23,243	$52,391	$47,449
Employee expenses	12,170	9,458	22,932	18,150
Depreciation and amortization	934	782	1,814	1,438
Advertising	10,496	6,299	19,960	11,303
Other expenses	11,502	8,527	20,999	16,761
Total cost of sales, fulfillment, selling and marketing and general and administration expenses	$60,502	$48,309	$118,096	$95,101

	For the three months ended April 30		For the six months ended April 30
	2013	2012	2013	2012
Wages and salaries	$10,874	$8,031	$20,668	$16,217
Share-based payments expense	393	264	445	576
Other benefits	903	1,163	1,819	1,357
Total employee expenses	$12,170	$9,458	$22,932	$18,150

7. EARNINGS PER SHARE

For the six months ended April 30	2013	2012
Weighted average number of common shares - outstanding	29,229,094	28,171,248
Dilutive share purchase options	—	—
Weighted average number of common shares - dilutive	29,229,094	28,171,248

Diluted loss per share is calculated by adjusting the weighted average number of ordinary common shares outstanding to assume exercise of any dilutive share purchase options into ordinary common shares. There were no adjustments included in the calculation as all options convertible during the six month period ended April 30, 2013 and 2012 were anti-dilutive.

8. SEGMENTED INFORMATION

Coastal sells contact lenses, glasses, related vision care products and ships products from North America, Europe and Australia.

Geographical sales information is based on the location of the customers in which Coastal sells its products.  Intercompany sales have been excluded.  Certain comparative figures have been adjusted to reflect this reporting.

COASTAL CONTACTS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and six months ended April 30, 2013 and 2012

(Tabular amounts expressed in thousands of Canadian Dollars, unless otherwise noted)

(unaudited)

8. SEGMENTED INFORMATION (Continued)

By Region	Canada	Sweden	USA	Norway	Other	Total

Sales
Three months ended April 30, 2013	$17,768	$9,983	$9,138	$4,753	$12,103	$53,745
Three months ended April 30, 2012	15,322	8,430	7,479	4,366	12,615	48,212

Six months ended April 30, 2013	$35,880	$18,972	$17,895	$9,474	$26,422	$108,643
Six months ended April 30, 2012	29,144	16,987	13,889	8,971	26,070	95,061

Non-current assets
As at April 30, 2013	$11,626	$11,240	$1,150	$—	$6,892	$30,908
As at October 31, 2012	11,867	10,326	668	—	6,724	29,585

By Product Type	Contact Lenses	Glasses	Total

Three months ended April 30, 2013
Sales	$37,743	$16,002	$53,745
Gross Profit	14,836	6,903	21,739
Gross Profit %	39%	43%	40%

Three months ended April 30, 2012
Sales	$35,978	$12,234	$48,212
Gross Profit	15,325	5,488	20,813
Gross Profit %	43%	45%	43%

Six months ended April 30, 2013
Sales	$78,767	$29,876	$108,643
Gross Profit	31,180	13,294	44,474
Gross Profit %	40%	44%	41%

Six months ended April 30, 2012
Sales	$72,566	$22,495	$95,061
Gross Profit	30,432	9,397	39,829
Gross Profit %	42%	42%	42%